ZW Data Action Technologies Inc.

Room 1106, Xinghuo Keji Plaza

No. 2 Fufeng Road

Fengtai District, Beijing

China 100070

Via Edgar

December 8, 2022

U.S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549 Attention: Inessa Kessman

Re:	ZW Data Action Technologies Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 File No. 001-34647

Dear Ms. Kessman:

ZW Data Action Technologies Inc. (the “Company”) is in receipt of the Staff’s letter dated November 9, 2022 (the “Comment Letter”) relating to its annual report referenced above. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof or inform the Staff when the Company would provide a response. The Company and its auditors are in the process of finalizing the response. In order to accurately address the Staff’s accounting comments, the Company respectfully requests an extension until January 6, 2023 to respond the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than January 6, 2023.

Should you have any questions regarding the request made herein, please feel free to contact me at +86-10-6084-6616. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Handong Cheng

Handong Cheng

Chief Executive Officer

cc:	Vivien Bai, Loeb & Loeb LLP